EXHIBIT D-4


                                90 FERC P. 61,347

                         Wisconsin Power & Light Company
                             Docket No. EC00-33-000

Order Authorizing Disposition of Jurisdictional Facilities

                             (Issued March 31, 2000)

Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt H (acute)ebert, Jr.

                                 I. Introduction

On December 8, 1999, Wisconsin Power & Light Company (WP&L) filed an application pursuant to Section 203 of the Federal Power Act (FPA), 16 U.S.C. ss. 824b
(1994), for Commission authorization to transfer ownership and operational control of certain jurisdictional transmission facilities to the Wisconsin Transmission Company (Wisconsin Transco). Wisconsin Transco will exercise control over these facilities until control is assumed by the Midwest Independent System Operator (Midwest ISO) [FN1] when the Midwest ISO commences operations in 2001. As discussed below, we will authorize the transfer of jurisdictional facilities as consistent with the public interest.

                                 II. Background

A. Description of the Parties
1. WP&L
WP&L is a Wisconsin corporation, a wholly owned subsidiary of Alliant Energy Corporation (Alliant Energy), and a direct public utility subsidiary of Alliant Energy. [FN2] WP&L provides retail electric service and wholesale electric capacity, energy, and transmission services to municipal electric systems in Wisconsin. Finally, WP&L owns and operates a transmission system in the area of the Alliant Energy system, known as the "Alliant Energy- East" area, that contains approximately 100 miles of 345 kV transmission facilities, 700 miles of 138 kV transmission facilities, and 1,767 miles of 69 kV transmission facilities (the WP&L transmission system).
2. Wisconsin Transco
Wisconsin Transco is a transmission company created by Wisconsin law to own and operate the high-voltage transmission system in Wisconsin. The Wisconsin law encourages certain public utility affiliates of holding company systems, including WP&L, to transfer ownership of their transmission assets so that Wisconsin Transco will exclusively provide transmission services in geographic areas formerly served by the utilities. [FN3] However, under the provisions of the Wisconsin law, Wisconsin Transco will be required to transfer operational control of its facilities to the Midwest ISO or a successor organization. In areas where control of transmission facilities is transferred directly to the Midwest ISO, Wisconsin Transco will not have a duty to provide service. The Wisconsin law also prohibits Wisconsin Transco from directly serving retail


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customers, and further prohibits Wisconsin Transco from bypassing distribution systems.
B. Description of the Proposed Transaction
WP&L states that under Wisconsin law, Wisconsin Transco is required to take steps necessary to commence operations no later than November 1, 2000. WP&L states that it intends to transfer its transmission facilities to Wisconsin Transco effective when Wisconsin Transco commences operations, and that Wisconsin Transco will own and operate the WP&L transmission system at voltages of generally 345 kV and 138 kV. WP&L also requests waiver of the Part 33 (18 C.F.R. Part 33 (1999)) of the Commission's Rules and Regulations.
*2 Although WP&L states that it is filing the proposed transaction to meet certain requirements of Wisconsin law, WP&L notes that many of the specifics of the proposed transaction have not yet been agreed upon by all stakeholders in Wisconsin. Nonetheless, WP&L requests that the Commission accept the application for filing now, notwithstanding the fact that the application may require supplemental information as the details of the formation of the Wisconsin Transco become more clear. [FN4]
On December 21, 1999, WP&L filed a letter supplementing its previous application. WP&L states that under Wisconsin law it should have made a commitment that if the Commission conditionally approves WP&L's application on conditions consistent with Federal law, WP&L will not withdraw its application with the Commission. Therefore, WP&L states that it makes such a commitment in this letter.
C. Applicant's Statement of the Public Interest
WP&L contends that the proposed transfer of the WP&L transmission system to Wisconsin Transco is consistent with the public interest. First, WP&L maintains that the restructuring of WP&L's transmission system surpasses the Commission's requirements for comparability and functional unbundling in Order No. 888. [FN5] Second, WP&L claims that the proposed transaction meets the requirements of the Commission's Merger Policy Statement. [FN6] In this regard, WP&L asserts that the proposed transaction will not have any adverse effects on competition in the market for generation or transmission services. WP&L also claims that the proposed transaction will not have an impact on the wholesale bundled electric rates charged by WP&L, since the four-year rate freeze commitment, as well as other ratepayer protection mechanisms offered by Alliant Energy, remain in effect. [FN7] Third, WP&L maintains that the proposed transaction will not impair the effectiveness of Federal and state regulation. WP&L explains that:
(1) it will remain a part of a regulated holding company, so the Commission's jurisdiction will not be affected; (2) Alliant Energy agrees to abide by the Commission's policy on an intra-system transactions; (3) the Wisconsin Commission will have full authority to regulate WP&L and to regulate markets and distribution facilities after the transaction; and (4) the Commission will retain full authority to regulate transmission service provided by Wisconsin Transco since Wisconsin Transco will become a public utility upon completion of the transaction.

                III. Notice of Filing, Interventions and Protests

Notices of WP&L's application, as supplemented on December 21, 1999, were published in the Federal Register, 64 Fed. Reg. 72,334 (1999), 65 Fed. Reg.
447 (2000), with comments, protests, and interventions due on or before January 7, 2000 and January 20, 2000, respectively.
On January 7, 2000, Madison Gas & Electric Company (Madison G&E) filed a motion


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to intervene and protest. Madison G&E states that under the law that created
Wisconsin Transco, any transfer of transmission facilities must be subject to pre-existing transmission agreements. Madison G&E argues that WP&L has not explicitly sought to grandfather existing transmission agreements, and requests that the transfer of WP&L's transmission facilities to Wisconsin Transco is conditioned upon the grandfathering of pre-existing transmission agreements.
*3 On January 7, 2000, the Wisconsin Transmission Customer Group (Wisconsin Group) filed a motion to intervene and protest. It states that it generally supports WP&L's application, but protests certain parts of the filing. Specifically, Wisconsin Group states that it cannot determine whether all appropriate facilities will be included in the transaction. Therefore, Wisconsin Group asks that the Commission authorize WP&L's transfer of transmission facilities but leave the docket open for further investigation, or withhold action in this case until the Wisconsin Commission has made its determination. On January 13, 2000, Dairyland Power Cooperative (Dairyland) filed a motion to intervene, motion to consolidate, and protest. Dairyland asks that the Commission consolidate this docket with other applications involving the transfer of transmission assets to Wisconsin Transco. Dairyland also asserts that WP&L's application fails to contain the detailed information required by the Commission, and asks that the Commission delay action on the application until these details are filed. Furthermore, Dairyland maintains that WP&L must include a statement that pre-existing agreements between Dairyland and WP&L will not be affected by WP&L's transfer of transmission facilities to Wisconsin Transco. Dairyland also notes that WP&L is the only Alliant Energy Operating Company that proposes to transfer its transmission system to Wisconsin Transco, and asks the Commission to evaluate the effect of this situation.
On January 21, 2000, the Wisconsin Commission filed a notice of intervention, taking no position but reserving the right to amend this intervention to comment on any changes proposed by WP&L.

                                 IV. Discussion

A. Procedural Matters
Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (1999), the timely, unopposed motions to intervene of Madison G&E, Wisconsin Group, and Dairyland serve to make them parties to this proceeding. We also find good cause to grant the Wisconsin Commission's untimely, unopposed notice of intervention given its interest in this proceeding and the absence of any undue prejudice and delay.
B. Standard of Review Under Section 203
Section 203(a) of the FPA provides, in relevant part, as follows: No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.
16 U.S.C. ss. 824b(a) (1994).
In 1996, the Commission issued a Merger Policy Statement updating and clarifying its procedures, criteria, and policies applicable to public utility mergers. [FN8] The Merger Policy Statement provides that the Commission will generally take account of three factors in analyzing proposed mergers: (a) the effect on


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competition; (b) the effect on rates; and (c) the effect on regulation.
*4 C. Analysis of the Application
The Commission has reviewed the application under the criteria discussed in the Commission's Merger Policy Statement. For the reasons discussed below, we find that WP&L's proposed transfer of ownership and operational control of its jurisdictional transmission facilities to Wisconsin Transco is consistent with the public interest. Accordingly, we will approve the transfer without further investigation.
D. Effect on Competition, Rates, and Regulation
While the proposed transfer results in a change of ownership and control of jurisdictional transmission facilities, WP&L states it does not involve any transfer of generating assets. Therefore, there is no change in the concentration of generation assets. In addition, we agree with WP&L that the transfer of transmission assets to Wisconsin Transco will result in a separation of transmission from generation assets that exceeds the Commission's functional unbundling requirements. Thus, the transfer to Wisconsin Transco will facilitate greater competition in wholesale power markets. Therefore, we conclude the proposed transfer will have no adverse effect on competition.
With respect to the effect of the proposed transfer on rates, WP&L states it has committed to a four-year rate freeze and other ratepayer protection mechanisms offered by Alliant Energy, which will remain in effect after the transfer. [FN9] Madison G&E and Dairyland contend that WP&L failed to grandfather existing transmission agreements. However, WP&L contends that transmission customer's rights will not be affected by the proposed transfer. WP&L commits that its transmission- dependent customers "will have the right to remain under their existing arrangements at the same rates, or at their option, to contract with Wisconsin Transco for unbundled transmission service under the Alliant Energy open access transmission tariff."
Therefore, we conclude that the proposed transfer will not adversely effect rates. We agree with WP&L and are satisfied that the proposed transfer of assets will not adversely affect Federal or state regulation. Wisconsin Transco will remain subject to our jurisdiction. We also note that the proposed transfer is consistent with the Wisconsin law that encourages WP&L to transfer ownership of its transmission assets to Wisconsin Transco. Therefore, we conclude that the transfer will not impair regulation.
Dairyland requests that the Commission evaluate the fact that WP&L is the only Alliant Energy Operating Company to transfer its facilities to Wisconsin Transco, and also asks that we consolidate this docket with other applications involving the transfer of transmission assets to Wisconsin Transco. Wisconsin Group and Dairyland request that we delay action on WP&L's instant application until further details are filed with the Commission.
Dairyland's request that we evaluate WP&L's transfer in the context of the other Alliant Energy Operating Company's is beyond the scope of this filing. WP&L's
Section 203 application and our approval of the application affect only the proposed disposition of WP&L's jurisdictional facilities. [FN10] Consistent with the Commission's criteria, we have found that the proposed transfer of jurisdictional facilities will not have an adverse effect on competition, rates, or impair regulation, and Dairyland has not explained why we should consider another factor in evaluating WP&L's application. Thus, we will deny Dairyland's request in this regard. Since we are approving WP&L's proposed transfer without a hearing, we will also deny Dairyland's request that we consolidate Docket No. EC00-33-000 with other dockets. Finally, we find that WP&L has provided us with


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sufficient information to demonstrate that the transfer of jurisdictional facilities is consistent with the public interest. We clarify that we are not here evaluating the instant proposal under the functions and characteristics established in Order No. 2000. Therefore, we will deny Wisconsin Group's and Dairyland's requests to delay approval of WP&L's application.
*5 E. Accounting Treatment
According to the application, the original cost of the facilities of the WP&L transmission system is approximately $256,674,000. WP&L states that it and Wisconsin Transco will enter into a bill of sale governing the conveyance of the WP&L transmission system, which has a net book value (original cost less accumulated book depreciation) of approximately $152.1 million as of December 31, 1998.
The transfer of transmission facilities to Wisconsin Transco by WP&L should be accounted for in accordance with Electric Plant Instruction No. 5 and Account 102 of the Uniform System of Accounts. [FN11] Both Wisconsin Transco and WP&L should file their journal entries to clear Account 102 within six months of the date of the sale. The filing should include detailed journal entries and any narrative statements necessary to explain the proposed accounting.

The Commission orders:

(A) The proposed transfer of WP&L's jurisdictional facilities is hereby approved, as discussed in the body of this order.
(B) The Commission retains authority under Section 203(b) of the FPA to issue supplemental orders as appropriate.
(C) Both Wisconsin Transco and WP&L are directed to account for the transaction in accordance with the Uniform System of Accounts and file journal entries to clear Account 102 within six months of the closing date of the transaction.
(D) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission.
(E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.
(F) WP&L is hereby directed to notify the Commission when the transfer of jurisdictional facilities is completed, within 10 days of the sale.
(G) The Commission hereby finds good cause to waive Part 33 (18 C.F.R. Part 33
(1999)) of the Commission's Rules and Regulations, as WP&L requested.
(H) Wisconsin Commission's untimely, unopposed notice of intervention is hereby granted.

FN1 Midwest ISO's public utilities include: Cincinnati Gas & Electric Company, Commonwealth Edison Company, Commonwealth Edison Company of Indiana, Illinois Power Company, PSI Energy, Inc., Wisconsin Electric Power Company, Union Electric Company, Central Illinois Public Service Company, Louisville Gas & Electric Company, and Kentucky Utilities Company.

FN2 WP&L states that Alliant Energy was formed as a result of a merger between


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WPL Holdings, Inc., IES Industries, Inc. (IES), and Interstate Power Company
(Interstate Power). WP&L, IES, and Interstate Power are collectively referred to as the AlliantEnergy Operating Company.

FN3 For purposes of defining the transmission facilities to be transferred to Wisconsin Transco, a transmission facility is defined under the Wisconsin statuteto mean a facility that is not a radial facility and isdesigned to operate above 130 kV. A facility from 50 kV through 130 kV that is not a radial facility is presumed to be a transmission facility unless it is demonstrated to the Public Service Commission of Wisconsin (Wisconsin Commission) that the facility is not a transmission facility. Radial facilities or thosefacilities designed to operate at 50 kV or less are presumed not to be transmission facilities unless the contrary is demonstrated.

FN4 With respect to the WP&L transmission facilities, we note that the instant request for disposition of such facilities to the Wisconsin Transco and the proposed disposition of Alliant's transmission facilities (including WP&L's facilities) to the Midwest ISO in Docket No. EC00-29-000 appear to be mutually exclusive. It is our understanding that WP&L's transmission facilities will be initially transferred to theWisconsin Transco, who under the current plan will ultimately transfer control of certain facilities to the Midwest ISO (or its successor). However, we will direct WP&L to clarify its final plan and timing for transfer of WP&L facilities to Wisconsin Transco or Midwest ISO in the supplemental filings it intends to make in this docket.

FN5 See Promoting Wholesale Competition Through Open Access Non- Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (May 10, 1996), FERC Statutes and Regulations, Regulations Preambles January 1991-June 1996 P 31,036 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg.
12,274 (March 14, 1997), FERC Statutes and Regulations P 31,048 (1997), order on reh'g, Order No. 888-B, 81 FERC P 61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC P 61,046 (1998).

FN6 Inquiry Concerning the Commission's Merger Policy Under the Federal Power
Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Statutes and Regulations, Regulations Preambles January 1991-June 1996 P 31,044 (1996), orderon reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC P 61,321 (1997) (Merger Policy Statement).

FN7 See IES Utilities, et al., 81 FERC P 61,187, at p. 61,838 (1997).

FN8 See supra note 5.

FN9 See supra note 6. Alliant Energy offered a number of ratepayer protection mechanisms, including a four-year rate freeze for wholesale customers, an offerfor wholesale customers to buy or lease WP&L generation, and a hold harmless provision to ensure that merger-related costs are not imposed on existing customers in addition to their offer to reduce intervenors' contract terms or terminate the contracts in their entirety.

FN10 See, e.g., New England Power Company, et al., 83 FERC P 61,275, at p. 62,148 (1998).


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FN11 Electric Plant Instruction No. 5, Electric Plant Purchased or Sold, and
Account 102, Electric Plant Purchased or Sold, 18 C.F.R. Part 101 (1999). Federal Energy Regulatory Commission
90 FERC P 61,347, 2000 WL 337606 (F.E.R.C.)